FORM 6-K/A
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated December 13, 2012

BRASILAGRO – COMPANHIA BRASILEIRA DE
PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Quarterly Information (ITR) as at

September 30, 2012

REVIEW REPORT OF QUARTERLY INFORMATION

To the Shareholders, Board Members and Management

Brasilagro Companhia Brasileira de Propriedades Agrícolas

São Paulo, SP

Introduction

We have performed a review of the interim individual and consolidated information of Brasilagro Companhia Brasileira de Propriedades Agrícolas, contained in the quarterly information (ITR) for the quarter ended September 30, 2012, comprising the balance sheet at September 30, 2012 and respective statements of income, of comprehensive income, of changes in shareholders’ equity and cash flows for the three-month period then ended, including the summary of main accounting policies and other notes to the financial statements.

Company management is responsible for the preparation of interim individual financial information in accordance with the Technical Pronouncement of the Brazilian FASB (CPC) 21 – Interim Financial Statements, and the interim consolidated financial information in accordance with CPC 21 and IAS 34 – Interim Financial Reporting, issued by International Accounting Standards Board – IASB, as well as for the presentation of this information in compliance with the rules issued by the CVM, applicable to the preparation of quarterly information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review according to the Brazilian and international review standards of interim information (NBC TR 2410 – Review of Interim Information performed by the Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim information consists of inquiries, mainly of the people responsible for the financial and accounting matters, and the application of analytical and other review procedures. The scope of a review is significantly narrower than that of an audit conducted in accordance with audit standards and, accordingly, it did not permit us to obtain assurance that we took notice of all significant matters that could have been raised in an audit. Therefore, we did not express an audit opinion.

Conclusion on the interim individual information

Based on our review, we are not aware of any fact that makes us to believe that the interim individual financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Conclusion on the interim consolidated information

Based on our review, we are not aware of any fact that makes us believe that the interim consolidated financial information included in the quarterly information referred to in paragraph 1 was not prepared, in all material respects, in accordance with CPC21 and IAS 34, applicable to the preparation of quarterly information (ITR), and presented in compliance with the rules issued by the CVM.

Other matters

Interim value added information

We have also reviewed the interim individual and consolidated value added information (DVA) for the three-month period ended September 30, 2012, prepared under the management’s responsibility, which presentation in the interim information is required by the rules issued by CVM applicable to the preparation of quarterly information and considered additional information by the IFRS, which do not require the presentation of the Statement of Value Added. These statements were submitted to the same previously described review procedures and, based on our review, we are not aware of any fact that makes us believe that they were not prepared, in all material respects, in accordance with the interim individual and consolidated accounting information taken as a whole.

Audit and review of the amounts corresponding to prior year and period

The amounts correspondent to individual and consolidated balance sheets for the year ended June 30, 2012 and the statements of income, of comprehensive income, of changes in shareholders’ equity, of cash flows and of value added for the three-month period ended September 30, 2011 presented for comparison purposes, were previously audited and reviewed, respectively, by other independent accountants, who issued an unmodified opinion dated September 4, 2012 and review report of quarterly information, which contained emphasis paragraph on restatement and reissuance of interim financial information for errors correction identified after its conclusion, dated May 10, 2012.

São Paulo, November 13, 2012

ERNST & YOUNG TERCO

Auditores Independentes S.S.

CRC 2SP015199/O-6

Daniel G. Maranhão Jr.

Accountant CRC 1SP215856/O-5

Management’s Comments

We began the 2012/2013 harvest year on a highly optimistic: we sold a farm witch 100% appreciation, Level 2 ADRs program upgrade and listing on the New York Stock Exchange (NYSE) and will plant approximately 82,000 hectares.

The sale of the Horizontina Farm is in line with the Company’s business strategy that focuses not only on agricultural production but also on capital gains through the sale of properties. The property was sold for R$75.0 million and had been acquired in 2010 for R$37.7 million. The profit with the sale of the farm will be accounted in the next quarter.

This transaction closes one complete cycle of the Company project in which the acquisition, development, exploration and sale phases generated an Internal Rate of Return (real estate + production) of approximately 27%.

On November 8, we held a ceremony to celebrate the debut of our American Depositary Receipts (ADR) on Level 2 of the NYSE under the ticker ‘LND’.

In keeping with its pioneering spirit, the Company, which was the first agricultural production company to list its shares on the Novo Mercado segment of the BM&FBOVESPA, was also the first Brazilian agribusiness company to list its ADRs on NYSE. This important step indicates the level of maturity the Company has achieved and aims to increase its exposure to the universe of investors and to facilitate access to its stock.

We began our operations for the 2012/2013 harvest year, during which we plan to plant approximately 82,000 hectares, divided among soybean, corn (summer and winter crops), sugarcane and pasture. Moreover, in 2012/2013 harvest year, we intend to develop approximately 12,000 hectares.

Operating Performance

In the 2012/2013 harvest year, we intend to plan a total 81,630 hectares, composed of sugarcane, soybean, corn, and pasture. The table below presents a breakdown of planted area by farm:

Planted Area	Sugarcane	Soybean	Corn	Corn 2nd crop	Pasture	Total
Cremaq Farm		18,840	1,529	3,133		23,502
Jatobá Farm		11,439	2,942			14,381
Alto Taquari Farm	3,621					3,621
Araucária Farm	5,577					5,577
Chaparral Farm		10,337	667			11,004
Preferência Farm		201			8,802	9,003
Horizontina Farm		8,506		895		9,401
Partnership I Farm		5,141				5,141
Total	9,198	54,464	5,138	4,028	8,802	81,630

Property Potfolio

Propperties	Location	Acquisition Date	Project	Total Area ha	Arable Area ha
Cremaq Farm	Baixa Grande do Ribeiro/PI	Oct / 06	Grains	32,702	21,823
Jatobá Farm	Barreiras/BA	Mar / 07	Grains and cotton	31,606	24,254
Alto Taquari Farm	Alto Taquari/MT	Aug / 07	Sugarcane	5,186	3,666
Araucária Farm	Mineiros/GO	Apr / 07	Sugarcane	9,682	7,205
Chaparral Farm	Correntina/BA	Nov / 07	Grains and cotton	37,182	27,414
Nova Buriti Farm	Januária/MG	Dec / 07	Florest	24,247	19,004
Preferência Farm	Barreiras/BA	Sep / 08	Cattle	17,799	14,237
Parceria I Farm	Jaborandi/BA	Sep / 11 (1)	Grains	7,699	5,725
Total				166,104	123,328
1) BrasilAgro has purchase option in the "Partnership I Farm" with fixed price.

On October 10, 2012, we sold the Horizontina Farm, rural property  located in Tasso Fragoso, Maranhão state, which has a total area of 14,359 hectares, of which approximately 8,500 hectares are arable land. The farm had been acquired by the Company in April 2010 for R$37.7 million and  in the last two and a half years the farm was transformed, with the planted area increasing from 2,000 hectares to approximately 8,000 hectares in the upcoming harvest year.

The sale price was R$75.0 million. The buyer made a payment of R$1.0 million, with the balance to be paid in two installments. The first amount was paid in October in the value of R$26.0 millionand the second amounting of R$48.0 million, due upon transfer of the ownership title in January 2013. As part of its business, the Company will continue to operate the farm until July 2013, through a lease agreement.

As a reference, the sale price of R$75.0 million represents an appreciation of 100% over the acquisition price and of 40% in relation to the latest independent appraisal conducted by Deloitte in December 2010. From the accounting point of view, on September 30, 2012, the farm’s value under the Company’s assets totaled R$48.0 million (acquisition + investments net of depreciation). biological assets in progress (sugarcane and grains) and adjusted for the harvest’s derivative results.

The transaction closes a complete cycle of a Company project in which the acquisition, development, exploration and sale phases generated an Internal Rate of Return (real estate + production) of approximately 27%.

The revenue from the sale of Horizontina Farm will be accounted in the next quarter.

Currently, BrasilAgro’s property portfolio totals 166,104 hectares, with an arable area of 123,328 hectares.

Financial Performance

The consolidated financial statements were prepared and are being presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board.

EBITDA and Adjusted EBITDA

EBITDA (R$ thousand)	1Q13	1Q12	Change
Gross profit	11,844	16,722	29%
Selling expenses	(1,994)	(402)	35%
General and administrative	(6,672)	(5,740)	43%
Other operating revenue	43		n.a
Depreciations	6,722	5,378	34%
EBITDA	9,943	15,958	38%

Adjusted EBITDA (R$ thousand)	1Q13	1Q12	Change
Gross profit	11,844	16,722	29%
Elimination of gains on biological assets (grains and sugarcane planted)	(1,575)	(4,914)	68%
Selling expenses	(1,994)	(402)	396%
General and administrative	(6,672)	(5,740)	16%
Other operating revenue	43		n.a.
Hedge results	(20)	1,606	n.a.
Depreciations	5,589	6,279	11%
Adjusted EBITDA	7,215	13,551	47%

EBITDA is calculated as gross profit adjusted for general, administrative, and selling expenses, other operating revenue and depreciation expenses, including: the depreciation of fixed assets at farms and administrative facilities, of developed areas and permanent crops. Adjusted EBITDA was calculated by excluding the gains from

Julio Toledo Piza

CEO & Investor Relation Officer

Management’s declaration on Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, the Management declares that reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the quarterly ended September 30, 2012, issued on this date.

São Paulo, November 14, 2012.

Julio Toledo Piza Neto

CEO e Diretor de Relações com Investidores

Gustavo Javier Lopez

Diretor Administrativo

André Guillaumon

Diretor de Operações

Mario Henrique Aguirre

Diretor Técnico Agrícola

Management’s declaration on Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the quarterly ended September 30, 2012.

São Paulo, November 14, 2012.

Julio Toledo Piza Neto

CEO e Diretor de Relações com Investidores

Gustavo Javier Lopez

Diretor Administrativo

André Guillaumon

Diretor de Operações

Mario Henrique Aguirre

Diretor Técnico Agrícola

Contents

Balance Sheets Statements of Income Statements of Changes on Equity Statements of Cash Flows Statements of Value Added Notes to the Quarterly Information

A free translation from Portuguese into English of Quarterly Information in accordance with accounting practices adopted in Brazil, IFRS and specific rules established by the Brazilian Securities and Exchange Commission (CVM)

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Balance sheets - Assets

(In thousands of reais)

		Parent Company		Consolidated
	Note	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Assets
Current assets
Cash and cash equivalents	6	33,346	23,562	53,824	67,464
Trade accounts receivable	8	15,911	43,828	28,098	60,655
Inventories	10	54,988	62,581	73,595	72,558
Biological assets	11	18,710	3,208	21,323	4,111
Taxes recoverable	9	6,396	6,529	9,602	9,331
Derivative financial instruments	7	22,074	4,259	22,138	4,327
Transactions with related parties	32	5,989	21,944	-	-
Other		661	545	817	710
		158,075	166,456	209,397	219,156

Noncurrent assets
Biological assets	11	26,423	31,931	26,423	31,931
Marketable securities	12	22,271	21,872	23,621	23,197
Taxes recoverable	9	23,311	22,398	23,676	22,803
Deferred taxes	21	10,905	7,692	18,149	14,960
Receivables for sale of farms	8	-	-	13,496	12,759
Investment properties	13	96,989	94,357	395,715	391,907
Other receivables		592	268	592	268
		180,491	178,518	501,672	497,825

Investments	14	340,548	326,538	410	410
Property, plant and equipment	16	14,181	14,644	15,305	15,764
Intangible assets	15	2,588	2,607	2,588	2,607

		537,808	522,307	519,975	516,606

Total assets		695,883	688,763	729,372	735,762

		Parent Company		Consolidated
	Notes	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Liabilities and equity
Current liabilities
Trade accounts payable	18	18,974	14,509	2,711	4,151
Loans and financing	19	36,106	39,071	39,188	43,067
Labor obligations		3,784	7,241	3,997	7,436
Taxes payable	20	1,451	1,701	3,427	3,102
Dividends proposed		2	2	2	2
Transactions with derivatives	7	-	-	-	8,307
Payables for acquisitions of farms	17	17,222	16,588	41,914	40,858
Advances from customers		5,252	4,112	5,849	4,490
		82,791	83,224	97,088	111,413

Noncurrent liabilities
Loans and financing	19	36,818	35,262	52,632	51,294
Taxes payable	20	-	-	2,668	2,695
Derivative financial instruments	7	18,751	10,209	19,378	10,209
Provision for legal claims	30	1,012	1,087	1,108	1,183
Other liabilities		13	13	-	-
		56,594	46,571	75,786	65,381

Total liabilities		139,385	129,795	172,874	176,794

Equity
Attributed to controlling shareholders
Share capital	22	584,224	584,224	584,224	584,224
Capital reserve		2,344	2,134	2,344	2,134
Equity valuation adjustments		(6,920)	(6,920)	(6,920)	(6,920)
Accumulated losses		(23,150)	(20,470)	(23,150)	(20,470)
Total Equity		556,498	558,968	556,498	558,968

Total liabilities and equity		695,883	688,763	729,372	735,762

See accompanying notes.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Quarters ended September 30

(In thousands of reais, unless otherwise stated)

		Parent Company		Consolidated
	Notes	2012	2011	2012	2011

Net revenue	24	37,836	29,644	39,004	31,711
Gain from sale of farm		-	-	-	12,987
Gain (loss) in fair value of biological assets and agricultural products	11	2,945	(3,786)	9,802	(3,786)
Reversal of provision for agricultural products after harvest		392	880	590	889
Cost of sales	25	(36,388)	(26,033)	(37,552)	(25,079)

Gross profit		4,785	705	11,844	16,722

Selling expenses	25	(1,782)	(210)	(1,994)	(402)
General and administrative	25	(5,794)	(5,366)	(6,672)	(5,740)
Other operating income		176	-	43	-
Equity pick up	14.a	7,011	14,775	-	-

Operating profit		4,396	9,904	3,221	10,580

Financial income (expenses), net
Financial income	27	1,118	16,887	4,270	13,412
Financial expenses	27	(11,407)	(6,476)	(12,260)	(2,225)

Income (loss) before income tax and social contribution		(5,893)	20,315	(4,769)	21,767

Income tax and social contribution	28	3,213	(2,526)	2,089	(4,109)

Net income (loss) for the period		(2,680)	17,789	(2,680)	17,658

Attributed to:
Controlling shareholders				(2,680)	17,789
Noncontrolling shareholders				-	(131)
				(2,680)	17,658

Basic earnings (loss) per share - reais	29			(0.05)	0.30
Diluted earnings (loss) per share - reais	29			(0.05)	0.30

See accompanying notes.

There was no other comprehensive income in the periods disclosed which would requires presentation of a comprehensive income statement.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

(In thousands of reais)

		Attributed to controlling shareholders
	Note	Capital	Capital reserve - grant of stock options	Equity valuation adjustment	Retained earnings (accumulated losses)	Total	Non controlling shareholders	Total

At June 30, 2011		584,224	996	-	(14,898)	570,322	6,601	576,923
Net income for the period		-	-	-	17,789	17,789	(131)	17,658
Share based compensation		-	285	-	-	285	-	285
Increase in non-controlling interest due to change in Jaborandi Ltda. interest	14	-	-	(1,135)	-	(1,135)	1,135	-
Increase in non-controlling interest		-	-	-	-	-	268	268
At September 30, 2011		584,224	1,281	(1,135)	2,891	587,261	7,873	595,134

	Attributed to controlling shareholders
	Capital	Capital reserve - grant of stock options	Equity valuation adjustment	Accumulated losses	Total	Non controlling shareholders	Total

At June 30, 2012	584,224	2,134	(6,920)	(20,470)	558,968	-	558,968

Loss for the period	-	-	-	(2,680)	(2,680)	-	(2,680)
Share based compensation	-	210	-	-	210	-	210

At September 30, 2012	584,224	2,344	(6,920)	(23,150)	556,498	-	556,498

See accompanying notes.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Cash flow statements

Quarters ended September 30

(In thousands of reais)

		Parent Company		Consolidated
	Notes	2012	2011	2012	2011
Cash flow from operating activities
Net income (loss) for the period		(2,680)	17,789	(2,680)	17,658
Adjustments to reconcile net income (loss)
Depreciation and amortization	25	6,542	5,196	6,722	5,378
Cost on sale of investment property		-	216	-	10,153
Grant of stock options		210	285	210	285
Residual value of property, plant and equipment sold	16	74	-	208	-
Write off of Investment property	13	-	-	83	-
Equity pickup	14	(7,011)	(14,775)	-	-
Unrealized gain with derivatives	27	(8,542)	(12,648)	(8,902)	(6,285)
Foreign exchange, monetary variation and financial charges	27	1,802	289	2,574	409
Gain on remeasurement of receivables from sale of farms	26	-	-	(2,154)	(867)
Deferred income tax and social contribution	28	(3,213)	2,526	(3,189)	4,109
Fair value of biological assets and agricultural products and depletion of harvest	11	24,962	3,786	26,329	3,786
Reversal of impairment of agricultural products after harvest		(392)	(880)	(590)	(889)
Allowance for doubtful accounts		422	-	422	-
Set up (reversal) of provision for legal claims		(485)	280	(484)	280
		11,689	2,064	18,549	34,017
Change in working capital
Trade accounts receivable		27,555	7,034	32,612	(12,412)
Inventories		10,503	(6,177)	2,672	(8,838)
Taxes recoverable		(512)	(818)	(876)	(1,316)
Transactions with derivatives		(731)	(90)	(8,047)	621
Prepaid expenses		-	22	-	25
Other receivables		(485)	-	(431)	791
Trade accounts payable		4,474	726	(1,009)	2,299
Taxes payable		(250)	210	298	311
Labor obligations		(3,457)	(2,207)	(3,439)	(2,236)
Advances from customers		1,140	-	1,359	-
Other liabilities		410	(2,641)	603	(4,209)
Net cash provided by (used in) operating activities		50,336	(1,877)	42,291	9,053

Cash flow from investing activities
Advance for future capital increase		(6,999)	(20,401)	-	-
Additions to ´property, plant and equipment and intangible assets		(655)	(594)	(845)	(690)
Additions to investment properties and biological assets		(45,585)	(7,948)	(50,650)	(10,561)
Investment in (redemption of) marketable securities		(399)	-	(424)	-
Dividends received		16,000	-	-	-
Decrease in subsidiaries		-	2,317	-	-
Cash received from sale of farms		-	-	1,000	2,250
Net cash used in investing activities		(37,638)	(26,626)	(50,919)	(9,001)

Cash flow from financing activities
Payments of farms financing		-	-	-	(18,648)
Proceeds from loans and financing		-	6,009	-	6,009
Interest on loans and financing		(583)	-	(1,404)	-
Payment of loans and financing		(2,329)	(1,224)	(3,607)	(1,296)
Increase (decrease) in long term receivables		(2)	-	(1)	-
Net cash provided by (used in) financing activities		(2,914)	4,785	(5,012)	(13,935)

Increase (decrease) in cash and cash equivalents		9,784	(23.718)	(13.640)	(13.883)

Cash and cash equivalents at the beginning of the period	6	23,562	113.323	67.464	135.615
Cash and cash equivalents at the end of the period	6	33,346	89.605	53.824	121.732
		9,784	(23.718)	(13.640)	(13.883)

See accompanying notes.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Quarters ended September 30

(In thousands of reais)

		Parent Company		Consolidated
	Notes	2012	2011	2012	2011
Revenues
Gross operating revenue	24	39,733	30,992	41,123	33,325
Gain on sale of farm		-	-	-	12,987
Gains (losses) with biological assets and agricultural products		3,336	(2,906)	10,392	(2,897)
Other revenues		177	-	44	-
Allowance for doubtful accounts - (Constitution)		(422)	-	(422)	-
		42,824	28,086	51,137	43,415
Inputs acquired from third parties
Cost of sales	26	(36,388)	(26,033)	(37,552)	(25,079)
Materials, energy, outsourced services and other		(3,251)	(1,943)	(3,916)	(2,183)
		(39,639)	(27,976)	(41,468)	(27,262)

Gross value added		3,185	110	9,669	16,153

Depreciation and amortization		(304)	(274)	(304)	(274)
Net value added produced by the entity		2,881	(164)	9,365	15,879
Value added received in transfer
Equity pickup	14	7,011	14,775	-	-
Financial income	27	1,118	16,887	4,270	13,412
		-	31,662	4,270	13,412

Total value added to be distributed		11,010	31,498	13,635	29,291
Distribution of value added
Personnel and charges
Compensation		2,589	2,520	2,626	2,520
Benefits		337	285	340	285
Severance Fund ( F.G.T.S.)		65	56	67	56
Taxes, charges and contributions
Federal		(1,084)	4,054	646	6,078
State		263	186	260	204
Municipal		29	25	32	27
Financers
Interest and monetary and foreign exchange variations		11,407	6,476	12,260	2,225
Rentals		84	107	84	107
Net income (loss) for the period		(2,680)	17,789	(2,680)	17,658
Non-controlling shareholders		-	-	-	131
		11,010	31,498	13,635	29,291

See accompanying notes.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information - ITR

At September 30, 2012

In thousands of reais, unless otherwise stated

1.   General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas ("Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás, Maranhão, Mato Grosso, Minas Gerais and Piauí.

Pursuant to the bylaws, the Company’s business purpose includes: (a) the carrying out of agricultural, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rent of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate intermediation involving any type of operations, (e) participation as partner in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the herein described business purposes, and (f) management of its own and third party assets.

The Company and its subsidiaries have nine farms in six Brazilian states, with a total area of  180,462 hectares, including 7,699 leased hectares. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil through a business strategy based on the acquisition of new farms and the ultimate sale of the farms acquired, once the intended potential valuation is achieved or when their agribusiness potential is achieved, optimization of production processes at the farms acquired and geographic and productive diversification.

The activities of  the wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Jaborandi Agrícola Ltda., Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”), comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As permitted in their respective bylaws and articles of organization, until the real estate assets belonging to these companies are not sold, the assets may be leased to third parties, but only as a strategy to enhance the value of the real estate. All the subsidiaries as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

2.   Summary of significant accounting practices and presentation of the Quarterly Information - ITR

2.1.    Basis of preparation

The Company’s Board of Directors is entitled to change the Company’s individual and consolidated Quarterly Information after its issuance. On November 13, 2012, the Company’s Board approved the Company’s individual and consolidated Quarterly Information and authorized its disclosure.

The individual interim accounting information comprised in this quarterly information has been prepared in accordance with the accounting pronouncement CPC 21 –  Interim Reporting and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information – ITR. The consolidated interim information included in this quarterly information has been prepared in accordance with the accounting pronouncement CPC 21 – Interim Reporting and with the international accounting standard IAS 34 – “Interim Financial Reporting”, issued by the International Accounting Standards Board (IASB), and presented consistently with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of the Quarterly Information - ITR.

The individual and consolidated Quarterly Information has been prepared and is being presented based on the same accounting practices adopted in the presentation and preparation as mentioned in Note 2 of the financial statements for the year ended June 30, 2012, which should be read together with this Quarterly Information.  These policies have been consistently applied to all periods presented, unless otherwise stated.

According to CVM/SNC/SEP Circular Letter No. 03/2011, the Company opted for presenting the notes to this Quarterly Information on a summarized basis in relation to the ones presented in the annual financial statements. The Company declares that the significant judgments, estimates and accounting assumptions as well as the main accounting practices are the same as the ones disclosed in the annual financial statements for the year ended June 30, 2012 and remain effective for this Quarterly Information. Accordingly, this Quarterly Information does not encompass all notes and disclosures required by the standards for the annual financial statements and, as a consequence, the related information should be read together with note 2 to those financial statements.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

2.   Summary of significant accounting practices and presentation of the Quarterly Information – ITR (Continued)

2.1.    Basis of preparation (Continued)

The individual and consolidated Quarterly Information has been prepared based on the historical cost, unless otherwise stated. The historical cost is usually based on the amount of consideration paid in exchange for the assets.

All the amounts presented in this Quarterly Information are expressed in thousands of reais, unless otherwise indicated.

The non financial data included in this Quarterly Information, such as sales volume, planted and leased area, contractual data, economic forecasts, related to insurance and environment, has not been reviewed by the independent auditors.

Except for net income (loss) for the period, the Company has no other comprehensive income (losses).

The notes that have not significantly changed in relation to the individual and consolidated financial statements for June 30, 2012 have not been included in this Quarterly Information.

2.2.    Foreign currency translation

a)    Functional and reporting currency

Items included in the financial information  of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The individual and consolidated interim information is  presented in Brazilian reais (R$), which is the Company's functional currency and the Group's reporting currency.

b)    Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations where items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period - end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

2.   Summary of significant accounting practices and presentation of the Quarterly Information – ITR (Continued)

2.2.    Foreign currency translation (Continued)

b)    Transactions and balances (Continued)

Foreign exchange gains and losses that relate to loans and financing as well as cash and cash equivalents are presented in the statements of operations as "Financial income or financial expenses".

2.3.    Reclassification of balances in the financial statements for June 30, 2012 and quarterly information for September 30, 2011

Upon the preparation of the interim information  for the quarter ended September 30, 2012, the Company’s Management reviewed its accounting practice for classification of income tax on time differences of subsidiaries opting for the income taxes calculation based on presumed profit regime (“lucro presumido”). As a consequence, the amount of R$3,960 was reclassified from deferred taxes to taxes payable (R$1,265 short term and R$2,695 long term).

In addition, the Company reviewed the presentation of financial instruments by category, mentioned in Note 5.c, restating the balances of cash and cash equivalents and marketable securities as instruments at fair value through profit or loss. Originally the instruments were presented as loans and receivables.

In the quarter ended September 30, 2011, the Company reclassified the amount of R$23,291 from revenue with sales of farm and R$10,304 from cost of sale of farm to the caption gain with sale of farm in the amount of R$12,987.

3.   Significant accounting estimates and judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances. The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The effects arising from review of accounting estimates are recognized upon the review period.

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next period  are addressed  in Note 3 to the annual financial statements.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

4.   New pronouncements issued by CPC/IASB

New pronouncements, changes in the existing pronouncements and new interpretations were issued and are mandatory for the years started on or after July 1, 2012.

In 2012, Brazilian FASB (CPC) approved the following pronouncements:

·   CPC 18 R1 – Investment in Subsidiaries and Affiliates -  CVM Rule  No. 688 of October 04, 2012 (IAS 28);

·   CPC 40 R1 –Financial Instruments: Evidence –  CVM Rule  No. 684 of August 30, 2012 (IFRS 7);

·   CPC 17 (R1) – Construction Contracts – CVM Rule No. 691 of November 8, 2012 (IAS 11);

·   CPC 30 (R1) – Revenues –  CVM Rule No.  692 of November 8, 2012 (IAS 18); and

·   CPC 35 (R2) –Separate Financial Statements – CVM Rule No.  693 of November 8, 2012.

Additionally, the following accounting interpretations were issued by CPC and approved by CVM:

·   ICPC 08 R1 – Accounting of Proposal for Payment of Dividends - CVM Rule No.  683 of August 30,2012; and

·   ICPC 09 R1 – Individual Financial Statements, Separate Financial Statements, Consolidated Financial Statements and Application of the Equity Method-  CVM Rule No. 687 of October 04, 2012.

The Company and its subsidiaries have not early adopted such alterations in their consolidated quarterly information for September 30, 2012 and due to time constrain have not yet assessed possible impact from the adoption of these alterations.

No new pronouncements have been issued by IASB further to those disclosed in the financial statements as of June 30, 2012.

5.   Financial instruments

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

There were no significant changes in financial risk factors, in the capital management policy and estimate at fair value in the first quarter of 2013, in relation to those described in the annual financial statements for the year ended June 30, 2012,as disclosed in the related Notes 4.1 to 4.10.

a)      Sensitivity analysis

Below is the table of sensitivity analysis of financial instruments for one year period or up to the contract maturities, which describes the risks that may generate material variations in the Company’s net income (loss), as set forth by CVM Rule No. 475/08, in order to present 25% and 50% of appreciation/ depreciation in the considered risk variable.

The assumptions and scenarios are as follows:

	September 30, 2012
	Probable scenario	Scenario I	Scenario II
Foreign exchange rate - US$/R$	2.03	2.54	3.05
Soybean - R$ / bushel – July 2013	30.39	37.99	45.59
Corn - R$ / bushel – July 2013	15.21	19.01	22.81
Corn - R$ / bag – May 2013	30.00	37.50	45.00
Corn - US$ / bushel – May 2013	7.57	9.46	11.35

	June 30, 2012
	Probable scenario	Scenario I	Scenario II
Foreign exchange rate - US$/R$	2.12	2.65	3.18
Soybean - US$/ bushel –November 2012	14.99	18.74	22.48
Soybean - R$/ bushel – March 2013	29.86	37.33	44.79
Soybean - US$/ bushel – May 2013	14.22	17.78	21.33
Soybean - R$ / bushel – July 2013	29.90	37.38	44.85
Soybean - US$ / bushel – July 2013	14.16	17.70	21.24
Corn - R$ / bushel – July 2013	14.45	18.06	21.68
Corn - R$ / bushel – September 2012	25.80	32.25	38.70
Corn - US$ / bushel – September 2012	6.60	8.25	9.90

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

5.   Financial instruments (Continued)

a)      Sensitivity analysis (Continued)

The table below presents, for each situation, the effect on the change in the estimated fair value at September 30, 2012 of the derivative financial instrument as well as the effect on the increase or decrease of the estimated fair value of the related asset or liability. The effect on the variation of fair value and on the variation of the asset or liability has been determined on an individual basis for each derivative financial instrument, asset or liability, for each situation and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables unaltered. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

This sensitivity analysis aims to measure the impact of changes in market variables  on the mentioned financial instruments of the Company, considering all other market indicators unaltered. Upon their settlement such amounts may differ from the ones stated above, due to the estimates used in their determination.

September 30, 2012
					Position
Operation	Risk	Probable scenario (I)	Scenario (II)	Scenario (II)	Unit of measure	Volume	Maturities
Derivative	SOYBEAN	(13,982)	(32,061)	(52,222)	Soybean bags	(1,113)	Nov/12 to May/14
	CORN	(4,036)	(10,834)	(18,866)	Corn bags	(950)	Jul/13 to Dec/13
	USD	(853)	(9,780)	(23,046)	US$	(26,133)	Dec/12 to Jul/13
Debt for purchase of farm		(56)	(540)	(1,039)		(983)	Dec/12

June 30, 2012
					Position
Operation	Risk	Probable scenario (I)	Scenario (II)	Scenario (II)	Unit of measure	Volume	Maturities
Derivative	Appreciation of Soybean	(3,866)	(24,166)	(44,465)	Soybean bags	(1,247)	Nov/12 to Jul/13
	Appreciation of Corn	(1,289)	(3,837)	(7,061)	Corn bags	(407)	Aug/12 to Jun/13
	Appreciation of US$	(3,269)	(20,434)	(37,600)	US$	(31,833)	Jul/12 to Jul/13
Debt for purchase of farm		(101)	(633)	(1,165)		(983)	Dec/12

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

5.   Financial instruments (Continued)

b)      Hierarchy of fair value - Consolidated

Below is the level of fair value hierarchy for financial instruments measured at fair value through profit or loss, presented in the quarterly information for September 30, 2012:

		September 30, 2012		June 30, 2012
Consolidated - thousands R$	Note	Level 2	Total	Level 2	Total
Assets
Current
Receivable from sale of farms	8 and 5.c	10,722	10,722	9,495	9,495
Derivative financial instruments	7	6,529	6,536	4,327	4,327

Noncurrent
Receivable from sale of farms		7,692	7,692	12,759	12,759
Marketable securities	8	22,271	22,279	22,271	22,271

Total		47,214	47,214	48,852	48,852

		September 30, 2012		June 30, 2012
Consolidated - thousands R$	Note	Level 2	Total	Level 2	Total
Liabilities
Current
Derivative financial instruments	7	-	7	8,307	8,307

Noncurrent
Derivative financial instruments	7	10,209	10,216	10,209	10,209

Total		10,209	10,209	18,516	18,516

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

5.   Financial instruments (Continued)

c)      Financial instruments by category - Consolidated

		September 30, 2012				June 30, 2012
Consolidated - thousands R$	Note	Loans and receivables	Designated at fair value through profit/loss	Derivatives used for economic hedge	Total	Loans and receivables	Designated at fair value through profit/loss	Derivatives used for economic hedge	Total
Assets
Current assets
Cash and cash equivalents		-	53,824	-	53,824	-	67,464	-	67,464
Trade accounts receivable		17,376	-	-	17,376	51,210	-	-	51,210
Receivable from sale of farms	5.b	-	10,722	-	10,722	-	9,445	-	9,445
Transactions with derivatives	5.b	-	-	22,138	22,138	-	-	4,327	4,327

Noncurrent assets
Marketable securities		-	23,621	-	23,621	-	23,197	-	23,197
Receivable from sale of farms	5.b	-	13,496	-	13,496	-	12,759	-	12,759
Investment in unquoted equity instruments (at cost ) less impairment		-	-	-	-	-	-	-	-
Total		17,376	101,663	22,138	141,177	51,210	112,865	4,327	168,402

		September 30, 2012			June 30, 2012
Consolidated - thousands R$	Note	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total	Derivatives used for economic hedge	Financial liabilities at amortized cost	Total
Liabilities
Current liabilities
Trade accounts payable		-	531	531	-	4,151	4,151
Loans and financing		-	39,188	39,188	-	43,067	43,067
Derivative financial instruments	5.b	-	-	-	8,307	-	8,307
Acquisitions payable		-	41,914	41,914	-	40,858	40,858

Noncurrent liabilities
Loans and financing		-	52,632	52,632	-	51,294	51,294
Derivative financial instruments	5.b	19,378	-	19,378	10,209	-	10,209
Total		19,378	134,265	153,643	18,516	139,370	157,886

The model and assumptions used in the determination of fair value represent management’s best estimate and are reviewed at each presentation of quarterly information and adjusted, when necessary.

6.   Cash and cash equivalents

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Cash and banks	1,483	10,817	3,338	12,181
Repurchase agreements	-	-	12,051	8,803
Time deposits in Brazilian banks	31,863	12,745	38,435	46,480
	33,346	23,562	53,824	67,464

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

6.   Cash and cash equivalents (Continued)

The terms of time deposits and repurchase agreements held at September 30, 2012 and June 30, 2012 contractually require redemption of the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in demand deposits and agreements, despite having a maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate), an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity that provides custody services) which ranges between 100% and 103.5% of the daily CDI as of September 30, 2012 and June 30, 2012, respectively.

In the quarter ended September, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 6.

7.   Derivative financial instruments

					At September 30, 2012
					Parent Company		Consolidated (R$)		Total (R$)
Risk	Maturity	Strategy	Outstanding derivative instrument	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Volume/ Position (000)	Unit
Currency US$	December -12	(ii)	NDF	Local Banks	-	-	56	-	56	983	US$
Currency US$	July-13	(i)	NDF	Local Banks	-	-	-	(334)	(334)	(9,945)	US$
Currency US$	April-13	(ii)	NDF	Local Banks	-	-	-	(229)	(229)	(2,810)	US$
Currency US$	March-13	(iii)	NDF	Local Banks	-	-	-	(2)	(2)	(1,590)	US$
Currency US$	March-14	(iii)	NDF	Local Banks	-	-	-	(62)	(62)	(5,288)	US$
Currency US$	October-12	(ii)	BMF	Local Banks	-	-	8	-	8	(6,500)	US$
Option	Jul/13	(ii)	USD Option	Local Banks	-	(235)	-	(235)	(235)	-	US$
			Current		-	-	64	(627)	(563)	-
			Long term		-	(235)	-	(235)	(235)	-
			Total Currency Risk US$		-	(235)	64	(862)	(798)	(25,150)	US$
	Commodities
Corn	2013	(ii)	Derivatives Corn	International Trading Companies (a)	-	(4,036)	-	(4,036)	(4,036)	(950)	bags
Soybean	2013	(ii)	Derivatives Soybean	International Trading Companies (a)	499	(14,480)	499	(14,480)	(13,981)	(1,113)	bags
			Current		499	-	499	-	499	(2,063)
			Long term		-	(18,516)	-	(18,516)	(18,516)	-
			Total Commodities Risk		499	(18,516)	499	(18,516)	(18,017)	(2,063)	bags
			Total Risks		499	(18,751)	563	(19,378)	(18,815)
				Margin value	21,575	-	21,575	-	-

			Current (Note 5.b)		22,074	-	22,138	-	22,138
			Noncurrent (Note 5.b)		-	(18,751)	-	(19,378)	(19,378)
			Result from Derivatives			(9,162)		(9,181)	-
References:
OTC – Swaps “over the counter” – over the counter market

Strategy to which the instrument is related:
(i) Liability for purchase of farm;
(ii) Estimate of sale of crop 2013
(iii) Hedge sale of farm

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

7.   Derivative financial instruments (Continued)

					At June 30, 2012
					Parent Company		Consolidated (R$)		Total (R$)
Risk	Maturity	Strategy	Outstanding derivative instrument	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Volume / Position (000)	Unit
Currency US$	July-12	(ii)	NDF	Local Banks	-	-	-	(6,928)	(6,928)	(11,030)	US$
Currency US$	August-12	(ii)	NDF	Local Banks	173	-	173	(31)	142	2,592	US$
Currency US$	December -12	(i)	NDF	Local Banks	-	-	68	-	68	983	US$
Currency US$	April-13	(ii)	NDF	Local Banks	-	-	-	(236)	(236)	(2,183)	US$
Currency US$	July-13	(ii)	NDF	Local Banks	-	-	-	(343)	(343)	(9,945)	US$
Currency US$	July-12	(ii)	BMF	Local Banks	-	-	-	(769)	(769)	(12,250)	US$
Option	July-13	(ii)	OPTION	Local Banks	-	(196)	-	(196)	(196)	-	US$
Currency US$	July-13	(ii)	USD option	International Trading Companies	-	(37)	-	(37)	(37)	-	US$
			Current		173	-	241	(8,307)	(8,066)	-
			Long term		-	(233)	-	(233)	(233)	-
			Total Currency Risk US$		173	(233)	241	(8,540)	(8,299)	(31,833)	US$
	Commodities
Soybean	July-13	(ii)	Soybean derivatives (a)	International Trading Companies	-	(7,660)	-	(7,660)	(7,660)	(1,247)	bags
Corn	August-12	(ii)	NDF CORN	Local Banks	68	-	68	-	68	-	bags
Corn	July-13	(ii)	Corn Derivatives (a)	International Trading Companies	-	(2,316)	-	(2,316)	(2,316)	(406)	bags
			Current		68	-	68	-	68	(1,653)
			Long term		-	(9,976)	-	(9,976)	(9,976)
			Total Commodities Risk		68	(9,976)	68	(9,976)	(9,908)	(1,653)	bags
			Total Risks		241	(10,209)	309	(18,516)	(18,207)
	Margin			Margin value	4,018	-	4,018	-	-
			Current (Note 5.b)		4,259	-	4,327	(8,307)	-
			Noncurrent (Note 5.b)		-	(10,209)	-	(10,209)	-
			Result from Derivatives		10.335	(30,606)	11,993	(31,301)	-
References:
OTC – Swaps “over the counter” – over the counter market

Strategy to which the instrument is related:
(i) Liability for purchase of farm;
(ii) Estimate of sale of crop 2013
(iii) Hedge sale of farm

The Company uses derivative financial instruments, such as currency and forward contracts and forward commodities contracts to provide hedge against risk of variation in foreign exchange rates and commodities prices, respectively. At September 30, 2012, the Company has no cash flow derivative financial instruments.

The margin deposits in transactions with derivatives refer to margin calls  by counterparties in transactions with derivative instruments.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

7.   Derivative financial instruments (Continued)

(a)    The accumulator is a future sale at a contractually established price in which the volume sold (notional) depends on the daily observable commodity quotation during the contract term. The accumulator is settled at a sole payment at the contract maturity. The total notional amount contracted is divided by the number of days of the transaction establishing a daily notional amount. It is daily determined whether the market quotation of the commodity of such day is: (i) below a suspension price and in such case the volume sold is zero, (ii) between the suspension price and the selling price contractually established and in this case the volume sold is the daily notional volume, or (iii) above the selling price contractually established, and in this case the volume sold is twice the daily notional volume. Due to the variation in the volume sold at June 30,2012 the 2012/2013 harvest volume for which commodities derivatives were contracted may vary as indicated below:

	% of volume of production expected with contracted economic hedge
09/30/2012	% minimum	% maximum
Soybean	33,98%	55,59%
Corn	16,32%	44,98%

Trading derivative financial instruments are classified as current assets or liabilities. The total fair value of a hedging derivative financial instrument is classified in noncurrent assets or liabilities if the remaining period for maturity of the hedged item is more than 12 months, and as current assets or liabilities if the remaining period for maturity of the hedged item is less than 12 months.

In the quarter ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements, Note 7.

8.   Trade accounts receivable

		Parent Company		Consolidated
	Note	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Sale of sugarcane (a)		13,745	3,207	13,745	3,207
Sale of grains		3,540	41,573	4,260	48,270
Lease of land		-	-	745	685
Sale of farms (b)	5.b	-	-	10,722	9,445
		17,285	44,780	29,472	61,607

Allowance for doubtful accounts		(1,374)	(952)	(1,374)	(952)

Total current		15,911	43,828	28,098	60,655

Sale of farms - noncurrent	5.b	-	-	13,496	12,759

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

8.   Trade accounts receivable (Continued)

Changes in the allowance for doubtful accounts:

Parent Company and Consolidated
At June 30, 2012	952
Constitution of provision	432
Write-off or reversal	(10)
At September 30, 2012	1,374

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Falling due:
Up to 30 days	10,106	14,374	10,247	15,389
From 31 to 90 days	312	28,145	520	32,885
From 91 to 180 days	-	457	403	1,217
From 181 to 360 days	4,325	147	14,994	10,181
Above 360 days	-	-	14,241	12,759

Overdue:
Up to 30 days	1,093	301	1,210	468
From 31 to 90 days	75	74	(20)	74
From 91 to 180 days	62	236	62	345
From 181 to 360 days	188	146	188	146
Above 360 days	1,123	900	1,123	900

	17,285	44,780	42,968	74,366

The note on trade accounts receivable should be read together with Note 8 to the annual financial statements for June 30, 2012.

a)      Sale of sugarcane

The amounts receivable refer to the sale of sugarcane to ETH Bioenergia ("ETH").

b)      Receivables for sale of farm

(i)    Engenho Farm

The amount receivable comprises the sale of the Engenho Farm, according to a rural property sale and purchase agreement entered into on June 13, 2008. The sales price in reais is equivalent to 387,500 bags of soybean, corresponding to R$25,003,to be paid in installments on the dates established in the contract, up to April 2013.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

8.   Trade accounts receivable (Continued)

b)    Receivables for sale of farm (Continued)

(i)    Engenho Farm (Continued)

The amount of accounts receivable of R$ 4,844  was determined based on the quotation of soybean for future delivery, at the maturity date of only one installment at April 30, 2013 (or based on estimates and quotations of brokers when there is no quotation of soybean for future delivery at a specific maturity date) and on the exchange rate of US$ to R$ for future delivery also at the same maturity date (considering that future soybean quotations are denominated in US$) and the resulting amount is discounted to present value at average interest rate of 7.56% p.a. Present value adjustment amount recorded in income for the three month period ended September 30, 2012 amounts to R$662 (September 2011 – R$869).

(ii)   São Pedro Farm

On September 28, 2011, the Company sold São Pedro Farm, a rural property with total declared area of 2,447 hectares (of which 1,724 hectares are ready for agricultural purposes), located in the Municipality of Chapadão do Céu – Goiás State. The sales price is equivalent to 580,000 bags of soybeans equivalent in reais to R$ 23,391. This sale was part of the Company's business strategy to generate capital gains from the sale of properties.  "Gain on the sale of farms" of R$12,987 was recognized corresponding to the difference between the sales price of R$ 23,391 and the carrying amount of the São Pedro farm of R$ 10,304.

The amount of R$2,250 was received as advance (equivalent to 50,000 bags of soybean) on the sale and an additional payment of R$7,519 (equivalent to 160,000 bags of soybean), on March 30, 2012. The remaining amount of R$19,374 to be paid in installments measured based on the quotation of soybean for future delivery, at the maturity date of each installment (or based on estimates and quotations of brokers where there is no quotation of soybean for future delivery at a specific maturity date), and based on the exchange rate of US dollars to reais for future delivery also at the maturity date. The remaining balance shall be paid in four installments, on March 30 of each subsequent year, in the amount equivalent to 92,500 bags of soybean each.

The property was acquired in September 2006 and the total amount invested in acquisition and development was R$ 10 million.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

8.   Trade accounts receivable (Continued)

b)    Receivables for sale of farm (Continued)

(ii)   São Pedro Farm (Continued)

The resulting amount is discounted to present value at the average rate of 6.48% p.a.

The amount recorded related to adjustment to present value in income for the three month period ended September 30, 2012 is R$1,497 (September 2011 – R$2,809).

9.   Taxes recoverable

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Recoverable withholding income tax on short-term investments	5,193	5,193	5,623	5,494
Other recoverable taxes and contributions	1,203	1,336	3,979	3,837
Total current	6,396	6,529	9,602	9,331

ICMS recoverable	5,848	5,199	5,848	5,199
ICMS recoverable on fixed asset purchases	463	514	463	514
Noncumulative Pis and Cofins credit	6,595	5,355	6,595	5,355
Recoverable withholding income tax on short-term investments	10,405	11,330	10,770	11,735
Total noncurrent	23,311	22,398	23,676	22,803

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 9.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

10. Inventories

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Agricultural products	10,333	27,179	12,461	28,462
Sugarcane – LT	-	2,238	-	2,238
Soybean- ST	5,841	13,778	6,149	14,558
Corn – ST	4,064	10,027	4,064	10,530
Rice – ST	302	309	302	309
Cotton – ST	-	737	1,820	737
Other harvests	126	90	126	90

Inputs (i)	17,391	10,038	27,758	12,535

Advance to suppliers	27,264	25,364	33,376	31,561
	54,988	62,581	73,595	72,558

ST - Short Term
LT - Long term

(i)    The variation in inputs account is due to the formation of inventories for the beginning of soybean and corn plantation (2012-2013 harvest).

The cultures existing in the Company usually occur during the following periods:

Period from plantation to harvest
Unit	Location	Sugarcane (day/month)	Soybean	Corn	Second crop corn "safrinha"	Rice	Cotton
Fazenda Cremaq	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08
Fazenda Jatobá	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08
Fazenda Alto Taquari	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Fazenda Araucária	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A
Fazenda Chaparral	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08
Fazenda Nova Buriti	Minas Gerais	N/A	Not Planted/ Harvest	N/A	N/A	Not Planted	N/A
Fazenda Preferência	Bahia	N/A	Not Planted/ Harvest	N/A	N/A	Not Planted	N/A
Fazenda Horizontina	Maranhão	N/A	05/11 to 30/05	25/11 to 30/06	05/02 to 30/08	15/12 to 15/05	N/A
Parceria I	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08

The inventories note should be read together with Note 10 to the annual financial statements for June 30, 2012.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

11. Biological assets

	Parent Company		Consolidated
	Current	Noncurrent	Current	Non=current
	Grains	Sugarcane	Grains	Sugarcane
At June 30, 2012	3,208	31,931	4,111	31,931

Expenditures with plantation	18,293	16,663	21,370	16,663

Fair value variation	(354)	3,299	6,503	3,299
Harvest of agricultural products	(2,437)	(25,470)	(10,661)	(25,470)
	(2,791)	(22,171)	(4,158)	(22,171)

At September 30, 2012	18,710	26,423	21,323	26,423

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 11.

12. Marketable securities

		Parent Company		Consolidated
	Restatement index	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012

Noncurrent
Banco do Nordeste (BNB) (a)	CDI	1,769	1,736	3,119	3,061
Banco Itaú BBA	CDI	20,502	20,136	20,502	20,136
		22,271	21,872	23,621	23,197

(a)   The securities were given as guarantee to financing from Banco BNB, and should be held up to the end of the financing contract term in October 2021.

In the quarter ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note12.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

13. Investment properties - Noncurrent

	Parent Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Araucária	-	1,379	1	1,380	62	1,442
(-) Depreciation / Amortization	-	(127)	-	(127)	-	(127)
Alto Taquari	-	55	-	55	-	55
(-) Depreciation / Amortization	-	(16)	-	(16)	-	(16)
Chaparral	-	1,354	17,029	18,383	2,139	20,522
(-) Depreciation / Amortization	-	(246)	(6,781)	(7,027)	-	(7,027)
Cremaq	-	10,954	38,936	49,890	130	50,020
(-) Depreciation / Amortization	-	(1,057)	(11,006)	(12,063)	-	(12,063)
Preferência	-	1,364	10,613	11,977	1,023	13,000
(-) Depreciation / Amortization	-	(71)	(1,480)	(1,551)	-	(1,551)
Horizontina	-	665	8,562	9,227	59	9,286
(-) Depreciation / Amortization	-	(21)	(1,008)	(1,029)	-	(1,029)
Parceria I	-	15	512	527	4	531
(-) Depreciation / Amortization	-	-	(56)	(56)	-	(56)
Nova Buriti	21.007	412	-	21,419	-	21,419
(-) Depreciation / Amortization	-	(49)	-	(49)	-	(49)
Net book balance	21.007	14,611	55,322	90,940	3,417	94,357
At September 30, 2012
Opening balance	21.007	14,611	55,322	90,940	3,417	94,357
Acquisitions	-	296	4,273	4,569	552	5,121
Transfers	-	2,822	-	2,822	(2,822)	-
(-) Depreciation / Amortization	-	(259)	(2,230)	(2,489)	-	(2,489)
Net book balance	21.007	17,470	57,365	95,842	1,147	96,989
At September 30, 2012
Araucária	-	1,456	1	1,457	62	1,519
(-) Depreciation / Amortization	-	(154)	-	(154)	-	(154)
Alto Taquari	-	55	-	55	-	55
(-) Depreciation / Amortization	-	(18)	-	(18)	-	(18)
Chaparral	-	3,482	17,310	20,792	328	21,120
(-) Depreciation / Amortization	-	(293)	(7,500)	(7,793)	-	(7,793)
Cremaq	-	11,051	39,506	50,557	151	50,708
(-) Depreciation / Amortization	-	(1,203)	(11,999)	(13,202)	-	(13,202)
Preferência	-	1,990	11,375	13,365	603	13,968
(-) Depreciation / Amortization	-	(99)	(1,794)	(1,893)	-	(1,893)
Horizontina	-	778	10,801	11,579	-	11,579
(-) Depreciation / Amortization	-	(26)	(1,166)	(1,192)	-	(1,192)
Parceria I	-	70	933	1,003	3	1,006
(-) Depreciation / Amortization	-	-	(102)	(102)	-	(102)
Nova Buriti	21.007	434	-	21,441	-	21,441
(-) Depreciation / Amortization	-	(53)	-	(53)	-	(53)
Net book balance	21.007	17,470	57,365	95,842	1,147	96,989

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

13. Investment properties - Noncurrent (Continued)

	Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2012
Jatobá	33,012	2,146	27,169	62,327	405	62,732
(-) Depreciation / Amortization	-	(242)	(6,372)	(6,614)	-	(6,614)
Araucária	70,392	1,379	1	71,772	62	71,834
(-) Depreciation / Amortization	-	(127)	-	(127)	-	(127)
Alto Taquari	33,211	55	-	33,266	-	33,266
(-) Depreciation / Amortization	-	(16)	-	(16)	-	(16)
Chaparral	47,877	1,354	17,029	66,260	2,139	68,399
(-) Depreciation / Amortization	-	(246)	(6,781)	(7,027)	-	(7,027)
Cremaq	42,021	10,954	38,936	91,911	130	92,041
(-) Depreciation / Amortization	-	(1,057)	(11,006)	(12,063)	-	(12,063)
Preferência	9,554	1,364	10,613	21,531	1,023	22,554
(-) Depreciation / Amortization	-	(71)	(1,480)	(1,551)	-	(1,551)
Horizontina	37,735	665	8,562	46,962	59	47,021
(-) Depreciation / Amortization	-	(21)	(1,008)	(1,029)	-	(1,029)
Parceria I	-	15	512	527	4	531
(-) Depreciation / Amortization	-	-	(56)	(56)	-	(56)
Nova Buriti	21,649	412	-	22,061	-	22,061
(-) Depreciation / Amortization	-	(49)	-	(49)	-	(49)
Net book balance	295,451	16,515	76,119	388,085	3,822	391,907
At September 30, 2012
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	44	817	5,696	6,557	552	7,109
Disposals	-	-	-	-	(83)	(83)
Transfers	-	3,133	-	3,133	(3,133)	-
(-) Depreciation / Amortization	-	(284)	(2,934)	(3,218)	-	(3,218)
Net book balance	295,495	20,181	78,881	394,557	1,158	395,715
At September 30, 2012
Jatobá	33,012	2,979	28,592	64,583	11	64,594
(-) Depreciation / Amortization	-	(269)	(7,076)	(7,345)	-	(7,345)
Araucária	70,392	1,455	1	71,848	62	71,910
(-) Depreciation / Amortization	-	(154)	-	(154)	-	(154)
Alto Taquari	33,224	55	-	33,279	-	33,279
(-) Depreciation / Amortization	-	(18)	-	(18)	-	(18)
Chaparral	47,877	3,482	17,310	68,669	328	68,997
(-) Depreciation / Amortization	-	(293)	(7,500)	(7,793)	-	(7,793)
Cremaq	42,030	11,051	39,506	92,587	151	92,738
(-) Depreciation / Amortization	-	(1,203)	(11,999)	(13,202)	-	(13,202)
Preferência	9,562	1,990	11,375	22,927	603	23,530
(-) Depreciation / Amortization	-	(97)	(1,794)	(1,891)	-	(1,891)
Horizontina	37,749	778	10,801	49,328	-	49,328
(-) Depreciation / Amortization	-	(26)	(1,166)	(1,192)	-	(1,192)
Regalito	-	70	933	1,003	3	1,006
(-) Depreciation / Amortization	-	-	(102)	(102)	-	(102)
Nova Buriti	21,649	434	-	22,083	-	22,083
(-) Depreciation / Amortization	-	(53)	-	(53)	-	(53)
Net book balance	295,495	20,181	78,881	394,557	1,158	395,715

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012

Cost of acquisition	121,396	116,275	427,465	420,439
Depreciation/Amortization	(24,407)	(21,918)	(31,750)	(28,532)

	96,989	94,357	395,715	391,907

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

13. Investment properties - Noncurrent (Continued)

The disclosure related to the useful life and depreciation and amortization rates may be read in note 2.13 - summary of significant accounting practices in the annual financial statements for June 30, 2012.

Statement of investment properties at fair value

The Company assesses annually the fair value of its land through a specialized company. The comments related to valuation at fair value of farms may be read in Note 13 to the annual financial statements ended June 30, 2012; there was no significant change in fair value measurement at September 30, 2012.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 13.

14. Investments

	Thousands of shares or units of interest held by the Company	Ownership interest - %	Adjusted equity	Adjusted net income (loss) for the period
At September 30, 2012
Subsidiaries
Araucária	85,136	99.99	90,969	2,801
Cremaq	40,361	99.99	48,453	828
Engenho de Maracaju	10,194	99.99	10,949	755
Jaborandi S.A.	33,909	99.99	34,863	277
Jaborandi Ltda	34,331	99.99	26,876	43
Cajueiro	61,988	99.99	62,458	1,674
Mogno	22,717	99.99	15,490	195
Ceibo	37,732	99.99	40,399	448
Flamboyant	786	99.99	680	(10)
Investment at cost
Green Ethanol LLC	4,376	40.65	-	-

Subsidiaries
Araucária	85,136	99.99	88,168	17,935
Cremaq	40,361	99.99	47,625	2,825
Engenho de Maracaju	10,194	99.99	10,194	2,700
Jaborandi S.A.	33,909	99.99	34,586	1,164
Jaborandi Ltda	34,331	99.99	26,834	(6,367)
Cajueiro	61,988	99.99	60,784	1,103
Mogno	22,717	99.99	15,295	(716)
Ceibo	18,707	99.99	39,951	2,348
Flamboyant	458	99.99	360	(40)
Investment at cost
Green Ethanol LLC	4,376	40.65	-	-

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

14. Investments (Continued)

Except for the change in the name of the subsidiary Jaborandi S.A. to Imobiliária Jaborandi Ltda., on August 1, 2012, there were no significant changes in the Company’s investments in relation to the information disclosed in the annual financial statements at June 30, 2012, Note 14.

a)      Change in investments

Period ended September 30, 2012

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda.	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Total
Changes in the balance at June 30, 2012	47,625	10,194	34,586	28,835	88,168	15,295	60,784	39,951	690	410	326,538

Capital increase	-	-	-	-	-	-	-	-	330	-	330
Transfer of advance for future capital increase	-	-	-	-	-	-	-	-	(330)		(330)
Advance for future capital increase	-	-	-	6,999	-	-	-	-		-	6,999
Other
Equity pickup	828	755	277	43	2,801	195	1,674	448	(10)	-	7,011

Balance at September 30, 2012	48,453	10,949	34,863	35,877	90,969	15,490	62,458	40,399	680	410	340,548

Investments	48,453	10,949	34,863	26,876	90,969	15,490	62,458	40,399	680	410	331,547
Advance for future capital increase	-	-	-	9,001	-	-	-	-	-	-	9,001

Balance at September 30, 2012	48,453	10,949	34,863	35,877	90,969	15,490	62,458	40,399	680	410	340,548

(i)      Green Ethanol

In March 2007, the Company acquired a 40.65% interest in Green Ethanol LLC  (former Tarpon Ethanol LLC). At this time Green Ethanol held 2.47% interest in  Brenco - Brazilian Renewable Energy Company ("Brenco"), a Brazilian privately held company in the sugar and ethanol segment, which started its activities in 2007. In September 2008, Green Ethanol reduced its interest in Brenco to 1.55%, and in December 2008 increased it to 3.8%.

On February 18, 2010, ETH Bioenergia acquired Brenco, decreasing Green Ethanol’s ownership interest  to 0.046%.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

14. Investments (Continued)

(i)      Green Ethanol (Continued)

Although the Company holds 40.65% interest in Green Ethanol LLC, the Limited Liability Charter of Green Ethanol LLC (which was originally issued in March 2007 and amended in 2009) does not provide the Company with any influence power in accordance with IAS 28/CPC 18. According to the charter, the other investor was appointed as Managing Member and only this Managing  Member is entitled to vote to approve issues or make decisions.  Green Ethanol LLC businesses are solely managed by the Managing Member. The charter appoints another investor as Managing Member and may only be amended by means of a document signed by the Managing  Member. The only asset of Green Ethanol is the ownership interest in ETH Bioenergia. The interest held by the Company in Green Ethanol LLC is being recorded at cost since ETH Bionergia and Brenco are privately held companies and accordingly no public information is available. The Company and Green Ethanol LLC had no access to financial and operating information of ETH Biornergia and Brenco (historical or forecast), which might be used to calculate the fair value of these shares. The Company formally requested access to information directly to ETH Bioenergia and indirectly through Green Ethanol LLC, which was formally denied.

As a consequence of the losses incurred and the significant level of Brenco’s indebtedness, the Company carried out an impairment analysis of the investment at July 1, 2009 and concluded that there was impairment at this date. In order to measure the loss for impairment, the Company estimated the fair value of the investment at February 2010, considering the purchase of Brenco by ETH Bioenergia for the amount of R$6,979 and recognized such loss at July 1, 2009 in the amount of R$6,569.

15. Intangible assets

Parent Company and Consolidated
Software
At June 30, 2012	2,607
Acquisition	185
Amortization for the year	(204)
At September 30, 2012	2,588

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 15.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

16. Property, plant and equipment

	Parent Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,314	17,251	816	22,095	134	22,229
Accumulated depreciation	(550)	(1,002)	(5,843)	(190)	(7,585)	-	(7,585)
Net book balance	164	2,312	11,408	626	14,510	134	14,644

At September 30, 2012
Opening balance	164	2,312	11,408	626	14,510	134	14,644
Acquisitions	-	106	225	45	376	94	470
Disposals	-	-	(74)	-	(74)	-	(74)
Depreciation	(31)	(100)	(707)	(21)	(859)	-	(859)
Net book balance	133	2,318	10,852	650	13,953	228	14,181

At September 30, 2012
Total cost	714	3,420	17,403	861	22,398	228	22,626
Accumulated depreciation	(581)	(1,102)	(6,551)	(211)	(8,445)	-	(8,445)
Net book balance	133	2,318	10,852	650	13,953	228	14,181

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixtures	Total in operation	Construction in progress	Total PPE

At June 30, 2012
Total cost	714	3,741	18,633	881	23,969	134	24,103
Accumulated depreciation	(550)	(1,129)	(6,448)	(212)	(8,339)	-	(8,339)
Net book balance	164	2,612	12,185	669	15,630	134	15,764

At September 30, 2012
Opening balance	164	2,612	12,185	669	15,630	134	15,764
Acquisitions	-	149	226	57	432	228	660
Disposals	-	-	(74)	-	(74)	(134)	(208)
Depreciation	(31)	(112)	(745)	(23)	(911)	-	(911)
Net book balance	133	2,649	11,592	703	15,077	228	15,305

At September 30, 2012
Total cost	714	3,890	18,785	938	24,327	228	24,555
Accumulated depreciation	(581)	(1,241)	(7,193)	(235)	(9,250)	-	(9,250)
Net book balance	133	2,649	11,592	703	15,077	228	15,305

Annual depreciation rates (weighted average) - %	4	15,78	17,03	10

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note16.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

17. Acquisitions payable

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Fazenda Jatobá	-	-	1,983	1,974
Fazenda Alto Taquari	-	-	22,709	22,296
Fazenda Nova Buriti	17,222	16,588	17,222	16,588
	17,222	16,588	41,914	40,858

The comments related to the farms may be read in Note 17 to the annual financial statements, ended June 30, 2012. In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 17.

18. Trade accounts payable

The trade accounts payable balance corresponds to payables for the purchase of inputs and services used for the planting and development of crops, and leasing transactions of farms between the parent company and its subsidiaries, as mentioned in Note 32, which are eliminated in the consolidation of the annual financial statements ended June 30, 2012.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 18.

19. Loans and financing

		Parent Company		Consolidated
	Annual interest rates and charges - %	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Current
Financing for Agricultural Costs - BNB and Itaú	9.54 and TJLP + 1.95 to 3,10	30,155	29,432	30,155	29,432
Financing Cremaq Project and Jaborandi - BNB	7.23	3,244	6,982	6,296	10,941
Financing of Machinery and Equipment - FINAME	5.5 to 10 and TJLP + 1.95 to 3,10	2,707	2,657	2,737	2,694
		36,106	39,071	39,188	43,067

Noncurrent
Crop financing - Itaú	TJLP + 1.95 to 3,10	5,588	7,869	5,588	7,869
Financing of Machinery and Equipment - FINAME	5.50 to 10	4,927	5,355	4,927	5,358
Financing Cremaq Project and Jaborandi - BNB	7,23	26,303	22,038	42,117	38,067
		36,818	35,262	52,632	51,294

		72,924	74,333	91,820	94,361

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

19. Loans and financing (Continued)

References:

·   TJLP – Long Term Interest Rate.

·   FINAME – Financing of Machinery and Equipment (BNDES).

·   BNB – Banco do Nordeste (Net Rate).

At September 30, 2012 amounts due by maturity are as follows:

	Parent Company	Consolidated

1 year	36,,106	39,188
2 years	7,453	10,504
3 years	11,164	14,216
4 years	5,062	8,114
5 years	2,990	6,042
Over 5 years	10,149	13,756
	72,924	91,820

The financing for Agricultural Cost BNB and Cremaq Project has future crops as guarantee. For FINAME contracts, the financed machinery and equipment  were provided as collateral. All of them will be pledged until the final repayment of the loan.

Additionally, in relation to BNB financing for acquisition of Cremaq Farm, part of the land of the farm acquired was provided as collateral. As regards the financing obtained for acquisition of Jaborandi Farm, a guarantee letter in the amount of R$ 18,492 was provided.

The BNB financing requires the maintenance of deposits in liquidity fund remunerated at CDI. The balances at September 30, 2012 and 2011 are disclosed in Note 12.

All the financing above is in Reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly fund those loans. At September 30, 2012 and June 30, 2012, the Company’s financing had no covenants.

The fair value of the loans and financing approximates book value.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

19. Loans and financing (Continued)

a)    Payments of loans and financing

On August 31, 2012, the Company settled the financing contract obtained from the Federal Government to finance the crops cost in the amount of R$1,339. Until September 30, 2012, the Company paid R$517 related to machinery financing, R$1,066 related to crops cost and R$1,471 related to the financing of Jaborandi project.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 19.

20. Taxes payable

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
ISS payable	128	99	184	118
Withheld social contributions	116	578	233	610
IOF payable	761	761	761	761
ICMS payable	-	22	-	22
Funrural payable	446	241	456	281
Pis and Cofins payable	-	-	42	45
IRPJ and CSLL payable - based on presumed profit	-	-	1,751	1,265
Total current	1,451	1,701	3,427	3,102

IRPJ and CSLL payable – based on presumed profit	-	-	2,668	2,695
Total noncurrent	-	-	2,668	2,695

21. Deferred taxes

	Parent Company		Consolidated
	September 30, 2012	June 30, 2012	September 30, 2012	June 30, 2012
Assets
Tax losses	15,456	13,861	22,601	17,723
Biological assets	173	1,850	669	2,651
Hedge, contingency and ADA	11,199	9,519	12,091	13,275
Difference in cost of farms	170	170	170	171
	26,998	25,400	35,531	33,820
Liabilities
Accelerated depreciation of assets for rural activity	16,093	17,708	17,382	18,860
	16,093	17,708	17,382	18,860

Net balance	10,905	7,692	18,149	14,960

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

21. Deferred taxes (Continued)

The net changes in deferred income tax and social contribution are as follows:

	Parent Company	Consolidated
At June 30, 2012	7,692	14,960
Tax loss	1,595	4,878
Adjustments to biological assets and agricultural products	(1,677)	(1,982)
Hedge, legal claims and provision for doubtful accounts	1,680	(1,185)
Accelerated depreciation	1,615	1,478
At September 30, 2012	10,905	18,149

The estimated periods of realization of deferred tax assets are as follow:

	September 30, 2012
	Parent Company	Consolidated
2013	1,222	1,222
2014	3,448	3,448
2015	5,211	5,211
2016	8,770	8,770
2017	8,347	13,379
2018	-	3,501
	26,998	35,531

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 20.

22. Share capital

a)    Share capital (quantity of shares)

	Number of shares
Shareholder	September 30, 2012	June 30, 2012

Cresud S.A.C.I.F.Y.A.	21,153,015	21,153,015
Elie Horn	3,274,600	3,274,600
	24,427,615	24,427,615

Board of Directors	7,810,000	7,810,000
Executive Board	500	500
Officers	7,810,500	7,810,500

Other	26,184,285	26,184,285

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	26,184,285	26,184,285

Outstanding shares as percentage of total shares(%)	45	45

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

22. Share capital (Continued)

a)    Share capital (quantity of shares) (Continued)

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 21.

b)      Brasilagro subscription warrants

Brasilagro	September 30, 2012	June 30, 2012

Quoted market price of share - R$	9.61	7.45
Years to maturity (years)	8.57	8.82
Date of issuance (day/month/year)	28/04/2006	28/04/2006
Maturity (day/month/year)	27/04/2021	27/04/2021
Exercise price at the end of the year - R$/share	13.7	13.51
Number of outstanding shares	58,422	58,422

Percentage of capital shares to be issued in the year (percentage of new capital) - %	20	20
Limit quantity of shares to be issued in the year (shares)	14,606	14,606
Quantity of subscription warrants	25,600	25,600

Subscription warrants

The Company issued subscription warrants to its founder shareholders in March 2006, before its initial public offering. In the prospect of the initial public offering, the Company disclosed that the issuance of subscription warrants to its founder shareholders was recognition for the work of the Company’s foundation, for the entrepreneurial spirit, for having prepared the Company for its initial public offering and for preparing the business plan, assuring their commitment with the Company’s development. The attribution of the subscription warrants to the company’s founder shareholders was carried out on a free basis.

The subscription warrants were recorded under IFRS 2, as equity instrument issued in exchange for services rendered by parties that are not  its employees.

First tranche

Since the warrants of first tranche are recorded under IFRS 2  and may be fully exercised  since March 15, 2009, which precedes the transition date to IFRS, which is July 1, 2009,  the Company has not disclosed the fair value of the warrants at their assessment date and the warrants are not recorded in the financial statements.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

22. Share capital (Continued)

b)    Brasilagro subscription warrants (Continued)

Second tranche

Management believes that the warrants of second tranche (which may only be exercised in case of transfer of controlling interest or acquisition of significant ownership interest) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share observable in public offerings for acquisition of controlling interest or  significant interest in the Company.

The outstanding warrants of second tranche at September 30, 2012 and June 30, 2012 are 25,600 and there were no changes in the number of outstanding warrants in the years/periods ended. The warrants of second tranche grant to their holders the right to shares subscription issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the warrants of second issuance.

c)      Stock option plan

The information on the stock option plan and issuance of new shares  is described in Note 27. In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 21.

23. Segment information

a)      Parent Company

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets” and “Agricultural products”.

	Parent Company
				2012				2011
	Total	Grains	Sugarcane	Not Allocated	Total	Grains	Sugarcane	Not Allocated

Net operating revenue	37,836	17,595	20,170	71	29,644	8,054	22,937	(1,347)
Gain (loss) in fair value of biological assets and agricultural products	2,945	(354)	3,299	-	(3,786)	(407)	(3,379)	-
Impairment of agricultural products after harvest	392	392	-	-	880	880	-	-
Cost of sales	(36,388)	(16,943)	(19,445)	-	(26,033)	(7,070)	(18,951)	(12)

Gross profit (loss)	4,785	690	4,024	71	705	1,457	607	(1,359)

Operating revenue (expenses)
Selling expenses	(1,782)	(1,782)	-	-	(210)	(210)	-	-
General and administrative	(5,794)	-	-	(5,794)	(5,366)	-	-	(5,366)
Other operating revenue	176	-	-	176	-	-	-	-
Equity pickup in profit of subsidiaries	7,011	-	-	7,011	14,775	-	-	14,775
Operating result	4,396	(1,092)	4,024	1,464	9,904	1,247	607	8,050

Financial income (expense)
Financial income	1,118	-	-	1,118	16,887	-	-	16,887
Financial expenses	(11,407)	-	-	(11,407)	(6,476)	-	-	(6,476)

Income (loss) before taxation	(5,893)	(1,092)	4,024	(8,825)	20,315	1,247	607	18,461

Income tax and social contribution	3,213	371	(1,368)	4,210	(2,526)	(342)	(2,835)	651

Net income (loss) for the period	(2,680)	(721)	2,656	(4,615)	17,789	905	(2,228)	19,112

Total assets	695,883	31,206	40,168	624,509	688,763	68,769	37,377	582,617
Total liabilities	139,385	-	-	139,385	129,795	-	-	129,795

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

23. Segment information (Continued)

b)      Consolidated

	Consolidated
	2012					2011
	Total	Grains	Sugarcane	Real estate	Not Allocated	Total	Grains	Sugarcane	Real estate	Not Allocated

Net operating revenue	39,004	18,331	20,169	59	445	31,711	9,970	22,178	52	(489)
Gain from sale of farm	-	-	-	-	-	12,987	-	-	12,987	-
Gain (loss) in fair value of biological assets and agricultural products	9,802	6,503	3,299	-	-	(3,786)	(406)	(3,380)	-	-
Impairment of agricultural products after harvest	590	590	-	-	-	889	889	-	-	-
Cost of sales	(37,552)	(17,434)	(19,445)	-	(673)	(25,079)	(8,745)	(18,952)	2,642	(24)

Gross profit (loss)	11,844	7,990	4,023	59	(228)	16,722	1,708	(154)	15,681	(513)

Operating revenue (expenses)
Selling expenses	(1,994)	(1,994)	-	-	-	(402)	(402)	-	-	-
General and administrative	(6,672)	-	-	-	(6,672)	(5,740)	-	-	-	(5,740)
Other operating revenue	43	-	-	-	43	-	-	-	-	-

Operating result	3,221	5,996	4,023	59	(6,857)	10,580	1,306	(154)	15,681	(6,253)

Financial income (expenses)
Financial income	4,270	-	-	-	4,270	13,412	-	-	-	13,412
Financial expenses	(12,260)	-	-	-	(12,260)	(2,225)	-	-	-	(2,225)

Income (loss) before taxation	(4,769)	5,996	4,023	59	(14,847)	21,767	1,306	(154)	15,681	4,934

Income tax and social contribution	2,089	(2,039)	(1,368)	(20)	5,516	(4,109)	(444)	52	(5,332)	1,615

	(2,680)	3,957	2,655	39	(9,331)	17,658	862	(102)	10,349	6,549

Net income (loss) for the period	(2,680)	3,957	2,655	39	(9,331)	17,658	862	(102)	10,349	6,549

					September 30, 2012					June 30, 2012
Total assets	729,372	38,043	40,168	407,182	243,979	735,762	78,604	37,376	402,037	217,745
Total liabilities	172,874	-	-	41,914	130,960	176,794	-	-	40,858	135,936

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

The balance sheet accounts are represented by “Trade accounts receivable”, “Biological assets” and “Agricultural products”.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 22.

24. Revenues

	Parent Company		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011

Sale of grains	18,863	8,054	20,146	10,335
Sale of sugarcane	20,701	22,937	20,701	22,937
Leasing	108	-	215	52
Other revenue	61	1	61	1
Gross operating revenue	39,733	30,992	41,123	33,325

Sales deductions
Taxes on sales	(1,897)	(1,348)	(2,119)	(1,614)
	(1,897)	(1,348)	(2,119)	(1,614)

Net sales revenue	37,836	29,644	39,004	31,711

The main variation occurred in the period ended September 30, 2012 is due to the sale of grains in inventories.

25. Expenses by nature

	Parent Company			Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total

Depreciation and amortization	(4,922)	-	(274)	(5,196)	(5,104)	-	(274)	(5,378)
Personnel expenses	(628)	-	(3,230)	(3,858)	(674)	-	(3,230)	(3,904)
Expenses with services rendered	(9,056)	-	(628)	(9,684)	(9,470)	-	(645)	(10,115)
Leasing	(1,685)	-	-	(1,685)	-	-	-	-
Inputs	(8,820)	-	-	(8,820)	(9,091)	-	-	(9,091)
Freight and storage		(210)	-	(210)	-	(402)	-	(402)
Other expenses	(922)	-	(1,234)	(2,156)	(740)	-	(1,591)	(2,331)

At September 30, 2011	(26,033)	(210)	(5,366)	(31,609)	(25,079)	(402)	(5,740)	(31,221)

Depreciation and amortization	(6,238)	-	(304)	(6,542)	(6,418)	-	(304)	(6,722)
Personnel expenses	(1,062)	-	(3,488)	(4,550)	(1,124)	-	(3,538)	(4,662)
Expenses with services rendered	(9,003)	-	(1,279)	(10,282)	(9,226)	-	(1,281)	(10,507)
Leasing	(3,005)	-	-	(3,005)	-	-	-	-
Inputs	(13,858)	-	-	(13,858)	(17,750)	-	-	(17,750)
Freight and storage	-	(1,782)	-	(1,782)	-	(1,994)	-	(1,994)
Other expenses	(3,222)	-	(723)	(3,945)	(3,034)	-	(1,549)	(4,583)

At September 30, 2012	(36,388)	(1,782)	(5,794)	(43,964)	(37,552)	(1,994)	(6,672)	(46,218)

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

26. Management compensation

	Consolidated
	September 30, 2012	September 30, 2011
Board of directors and executive board compensation	837	805
Grant of shares	210	284
Bonus	445	135
	1,492	1,224

Stock option plan

On August 11, 2010, July 03, 2012 and September 04, 2012 the Board of Directors approved the creation of the Stock Option Program 1, 2 and 3 (the "Program"), respectively; authorizing the Company’s Board to grant stock options to the elected beneficiaries at that time. In the Program, the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options, were established. Each option grants the right to the beneficiary when exercised, to purchase 1 share of the Company for the exercise price established in the Program. The Programs comprise 5 beneficiaries and the grant of 370,007, 315,479 and 314,479 options at an exercise price of R$8.97, R$8.25 and R$8.52 per share, respectively, and may be exercised in full as from August 12, 2012 , July 03, 2014 and July 03, 2014 (vesting date), respectively; through a period of 3 years as from the vesting date. On June 30, 2012 there was no option exercisable or cancelled.

The table below presents the information on the Program:

	first grant	second grant	third grant
Date of issuance	08/11/2010	07/03/2012	09/04/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price at granting date (R$/share)	9.60	7.69	8.50
Quoted market price at the end of the period	9.61	9.61	9.61
Risk free interest rate %	11.36	9.37	9.12
Average period through maturity	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market %	67.48	41.62	40.50
Number of outstanding options	370,007	315,479	315,479
Number of options to be exercised	370,007	315,479	315,479
Estimated fair value (R$/share)	6.16	3.60	4.08

In the quarter ended September 30, 2012, the Company recognized the amount of R$210 recorded under administrative expenses.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 26.

27. Financial income (expenses)

	Parent Company		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Financial income
Income from financial investments	788	3,038	1,767	4,821
Interest on assets	330	433	349	3
Monetary variation	-	251	-	455
Foreign exchange variation	-	22	-	486
Gain on remeasurement of receivables from sale of farms	-	-	2,154	867
Realized gain on derivative transactions	-	495	-	495
Unrealized gain on derivative transactions	-	12,648	-	6,285
	1,118	16,887	4,270	13,412
Financial expenses
Bank expenses	(95)	(234)	(156)	(235)
Interest on liabilities	(2,141)	(1,596)	(2,492)	(1,990)
Monetary variation	-	-	(413)	-
Foreign exchange variation	(9)	-	(18)	-
Realized loss on derivative transactions	(620)	(4,646)	(279)	-
Unrealized loss on derivative transactions	(8,542)	-	(8,902)	-
	(11,407)	(6,476)	(12,260)	(2,225)

Financial income (loss)	(10,289)	10,411	(7,990)	11,187

28. Income tax and social contribution

	Parent Company		Consolidated
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Income (loss) before income tax and social contribution	(5,893)	20,315	(4,769)	21,767
Combined nominal rate of income tax and social contribution - %	34%	34%	34%	34%
	2,004	(6,907)	1,621	(7,401)

Equity pickup on investments	2,384	5,023	-	-
Management bonus	(151)	(534)	(151)	(534)
Net effect of subsidiaries taxed based on presumed profit (*)	-	-	1,642	3,779
Reversal of management bonus - 2011	(1,000)	-	(1,000)	-
Other	(24)	(108)	(23)	47

IRPJ and CSLL as per the statement of operations	3,213	(2,526)	2,089	(4,109)

Current	-	-	(1,101)	(2,018)
Deferred	3,213	(2,526)	3,190	(2,091)

	3,213	(2,526)	2,089	(4,109)
Effective rate	-	12%	-	19%

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

(*)   Some of subsidiaries which have annual revenue below a certain threshold established in the tax regulations in Brazil have their income tax measured on the "presumed tax regime" whereby income tax is determined on a simplified basis to calculate the taxable income (32% for lease revenues, 8% for sale of farm and 100% for other earnings).  This results effectively in taxing the taxable income of subsidiaries under the "presumed tax regime" at a lower rate.

28. Income tax and social contribution (Continued)

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, (Note 28), including the information related to the option for the Transition Tax Regime - RTT.

29. Earnings per share

a)      Basic

		Consolidated
	September 30, 2012	September 30, 2011
Income (loss) attributed to controlling shareholders	(2,680)	17,789
Weighted average number of common shares issued (thousands)	58,422	58,422
Basic income (loss) per share	(0.05)	0.30

b)      Diluted

There was no difference in the weighted average number of common shares used for calculating basic and diluted earnings (loss) per share, since all the potentially diluting outstanding common shares were antidilutive shares. At September 30, 2012, there were 1,000,965 outstanding stock options and 256,000 warrants (Note 22.b), which could have a dilution impact in the future, but were antidilutive in such period.

As a consequence, the diluted earnings (loss) per share are equal to the basic earnings (loss) per share for the presented periods.

See Note 29 to the annual financial statements, for the period ended June 30, 2012.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

30. Provision for legal claims

The Company is involved in labor claims  and is discussing these matters both at the administrative level and also in court for which judicial deposits were made, where applicable. The provision for probable losses arising from these lawsuits has been estimated and remeasured by management, as supported by the opinion of the Company's external legal advisors. As at September 30, 2012 the Company maintained a provision of R$1,012 (R$1,108 in the consolidated financial statements) corresponding to lawsuits involving the risk of probable loss, as summarized below:

	Parent Company	Consolidated
At June 30, 2012	1,087	1,183
Additions	410	409
Monetary restatement	10	11
Reversal	(495)	(495)
At September 30, 2012	1,012	1,108

In addition, the Company's civil, labor and environmental lawsuits, for which the risk of loss is considered possible but not probable and for which no provision has been recorded, are as follows:

	Parent Company and Consolidated
	September 30, 2012	June 30, 2012
Civil suits	6,446	6,382
Tax suits	10,215	9,900
Labor claims	1,094	1,001
Environmental proceedings	3,777	3,907
	21,532	21,190

(i)      Civil suits

At September 30, 2012, the amount of R$6,446 (R$6,382 at June 30, 2012) refers mainly to declaration of nullity of the acknowledgment of debt  due to the purchase and sale of rice in the amount of R$1,695 and default on advance of funds  for services rendering, guaranteed by lien in the amount of R$764.

(ii)     Tax suits

At September 30, 2012, the amount of R$10,215 (R$9,900 at June 30, 2012) refers mainly to the appeal lodged by  Brasilagro, against the decision that did not recognize the credit right claimed by the Company and, accordingly, did not approve the offset of income tax. The credit right amount used in the offset was R$6,216, arising from tax overpayments in 2006.

30. Provision for legal claims (Continued)

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

(iii)    Labor claims

At September 30, 2012, the balance of R$1,094 (R$1,001 at June 30, 2012) refers to labor proceedings filed by former employees and third parties, mainly claiming severance pay differences and the recognition of job relationship.

(iv)   Environmental proceedings

At September 30, 2012, the balance of R$3,777 (R$3,907 at June 30, 2012) refers to contestation against IBAMA’s notice issued for breach of the protection regulations in permanent preservation area. Management supported by analyses prepared by its legal advisors assessed the risk of disbursement at 10% of the proceeding  estimated amount.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 30.

31. Commitments

At September 30, 2012 the Company entered into a private instrument of leasing of the rural property for the agricultural exploration of property located in the municipality of Tasso Fragoso, State of Maranhão. The total area of this property is 14,358.5322ha (fourteen thousand, three hundred and fifty-eight hectares, fifty-three ares and twenty-two centiares), of which, 8,500ha (eight thousand and five hundred hectares) are composed of land suitable for the grains cultivation. The contract shall be effective up to July 31, 2013, except for the Preparation Area which may be delivered until August 31, 2013. The contract price is R$1,000, to be paid on May 30, 2013.

The Company has option contract for the purchase of farm located in the municipality of Jaborandi, State of Bahia. At June 30, 2012 the fair value of this option approximates  zero.

At September 30, 2012 there are commitments entered into for 63,078 bags of soybean.

The other commitments entered into by the Company, which had no changes in this quarter, may be read in Note 31 to the annual financial statements, for the period ended June 30, 2012.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

32. Related party transactions

The main balances of assets and liabilities, and of transactions that have affected the results for the period for transactions between related parties, arose from transactions with the Company and its subsidiaries. Management believes that these transactions were carried out in accordance with the usual market terms and conditions applicable to these types of transactions, as follows:

	Parent Company
	September 30, 2012	June 30, 2012
Current Assets
Rentals and sharing receivable (a)	46	43
Dividends receivable (d)	5,944	21,944
	5,989	21,987
Noncurrent assets - Trade receivables
Accounts receivable (c)	45	-
	45	-
Current liabilities - Trade payables
Leasing payable (b)	16,554	10,625
	16,554	10,625

	Parent Company
	September 30, 2012	September 30, 2011
Result
Leases
Imobiliária Cremaq (b)	(394)	(555)
Imobiliária Araucária (b)	(1,570)	(781)
Imobiliária Cajueiro (b)	(1,061)	(359)
Imobiliária Mogno (b)	(668)	(317)
Imobiliária Ceibo (b)	(104)	(321)
	(3,797)	(2,333)
Sharing
Jaborandi Ltda (a)	56	56
Jaborandi S/A (a)	9	9
Imobiliária Cremaq (a)	9	9
Imobiliária Engenho (a)	9	9
Imobiliária Araucária (a)	9	9
Imobiliária Mogno (a)	9	9
Imobiliária Cajueiro (a)	9	9
Imobiliária Ceibo (a)	9	9
Imobiliária Flamboyant (a)	9	9
	128	128

	(3,669)	(2,205)

(a)  Contracts for sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services to the real estate companies  and Jaborandi Ltda. and charges for those services.

(b)  Leases - The subsidiaries that own real estate have leasing contracts with the Company at prices restated based on quoted soybean price.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

32. Related party transactions (Continued)

(c)  Intercompany transactions - These are sundry bills of subsidiaries   and paid by BrasilAgro.

(d) Dividends receivable from the real estate companies Engenho and Jaborandi S.A. in the amount of  R$5,309 and R$635, respectively.

In the period ended September 30, 2012, there was no significant change in relation to the other information disclosed in the annual financial statements for June 30, 2012, Note 32.

33. Insurance

The Company maintains insurance on vehicles, liability coverage for farms and life insurance and personal accident insurance for employees and directors, as well as insurance for Directors and Officers liability insurance for amount considered sufficient by management to cover adventitious risks and liabilities . The Company has assessed the risk of farm buildings and facilities owned by the Group, as well as its inventory and biological assets and concluded that there was no need for other types of insurance due to low chances of occurrence thereof.

Below is the table of the liabilities covered by insurance and the related amounts at September 30, 2011:

Insurance type	Coverage - In thousands of R$

Vehicles	1,769
Civil liability (Directors and Officers)	20,000

The assumptions adopted, given their nature, are not part of the interim information review scope. As a consequence, they have not been reviewed by our independent auditors.

34. Subsequent events

a)      Sale of farm

On October 11, 2012, the Company announced an agreement to sell Horizontina Farm, located in the municipality of Tasso Fragoso, State of Maranhão, for a total price of R$75,000. With initial payment of R$1,000 by the purchaser, and the remaining amount to be paid in two installments: R$26,000 in October 2012 and R$ 48,000 upon the execution of the deed, which is forecast for January 2013.

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Notes to the Quarterly Information – ITR (Continued)

At September 30, 2012

In thousands of reais, unless otherwise stated

Horizontina Farm has an area of 14,359 hectares and was acquired on March 10, 2010 by the subsidiary Imobiliária Ceibo for R$37,749. Before the acquisition, 2,100 hectares of the farm were used for the cultivation of grains. Until September 30, 2012, the Company invested R$10,388 (net of accumulated depreciation) in infra-structure improvements. During the plantation time for 2011/2012 crop year,  4,319 hectares of soybean and 2,095 hectares of corn were planted. The sales commission was R$2,625 and the taxes on sale of R$5,047 and the gain on the disposal was R$19,190 less the commission, costs and taxes.

b)      Going public – New York stock exchange

On October 24, 2012, the Company informed its shareholders and the public in general that it taking steps to trade, on Stock Exchange in the United States of America, American Depositary Receipts - ADR. The beginning of ADR trading occurred on November 08, 2012. The ADR listing did not result in raising of funds by the Company at the moment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 13, 2012.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: December 13, 2012.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer